CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

July 28, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Celeste M. Murphy, Legal Branch Chief
Terry French, Accountant Branch Chief Michael Henderson, Staff Accountant Paul Fischer, Attorney-Advisor

Re:	Ubiquiti Networks, Inc. Registration Statement on Form S-1 Filed June 17, 2011 File No. 333-174974

Ladies and Gentlemen:

We are submitting this letter on behalf of Ubiquiti Networks, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 14, 2011 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-174974) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including pursuant to the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

July 28, 2011

Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and two marked copies of Amendment No. 1 reflecting all revisions to the Registration Statement filed on June 17, 2011. The Company intends to file a future amendment to the Registration Statement to provide the estimated offering price per share.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

General

1.	Please be advised that you should include the price range, the size of the offering, the beneficial ownership of your common stock, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company understands the Staff’s position. The Company will complete the disclosure in a future amendment to the Registration Statement once the Company has been advised by its underwriters of such information and will complete the beneficial ownership information and all other information at that time.

2.	Please confirm that the artwork on the inside front and inside back cover pages of the prospectus is all that you will be including in the prospectus. If not, provide us with copies of the additional artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

July 28, 2011

In response to the Staff’s comment, the Company supplementally advises the Staff that it intends to include additional artwork and will supplementally include mock-ups of any pages that include any pictures or graphics prior to circulating preliminary prospectuses.

3.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the FINRA informing us that FINRA has no additional concerns.

Prior to the effectiveness of the Registration Statement, the Company will provide the Staff with a copy of the “no objections” letter from FINRA.

4.	We note that you cite to industry research for information and statistics regarding economic trends and market share. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. We note, by way of example only, the Gartner reports cited on page 2, and the various industry and market reports referenced on page 34.

In response to the Staff’s comment, the Company is supplementally advising the Staff, and supplementally providing under separate cover reports marked to cross reference the various statements in Amendment No. 1, as applicable, as follows:

•

Forecast: Carrier Network Infrastructure, Worldwide, 2008-2015, 2Q11 Update and Forecast: Enterprise WLAN Equipment, Worldwide, 2006-2015, 2Q11 Update, published by Gartner, Inc. to support the statements on pages 2 and 70 that end-user spending on wireless networking equipment for enterprise local area network, wireless broadband access, and Long Term Evolution solutions are expected to grow from $5.2 billion in 2010 to $22.5 billion in 2015, representing a compound annual growth rate of 34%; and

•

Forecast: Consumer Fixed Voice, Internet and Broadband Services, Worldwide, 2008-2015, 2Q11 Update, published by Gartner, Inc. to support the statements on pages 2 and 70 that fixed wireless household broadband penetration rates for 2009 and 2010 in emerging countries was a fifth of the broadband penetration in developed countries, whereas the aggregate number of households in emerging countries was approximately four times the aggregate number of households of developed countries.

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

July 28, 2011

In response to the Staff’s comment, the Company advises the Staff that the reports from third party sources relied upon by the Company, as referenced in the Amendment No. 1, were not prepared specifically for the Company and are publicly available on a subscription basis for a reasonable fee.

5.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

The Company understands the Staff’s position and will provide the requested exhibits with a future amendment to the Registration Statement.

Prospectus Summary, page 1

6.	In order to provide greater balance to your summary, please revise to include disclosure that addresses some of the principal challenges the company faces, beyond the general reference to your being “subject to numerous risks.” Please revise to address that:

•	Your future operating results are difficult to predict;

•	The majority of your revenues in fiscal 2010 were derived from two systems, 802.11 and AirMax;

•	A decrease of participation in the Ubiquiti Community would negatively impact your financial condition.

•

You are entirely reliant on Atheros Communications, recently acquired by Qualcomm, for the provision of the chipsets included in substantially all of your products, and that your contract with Atheros ends on September 1, 2011.

•	Your business model has in the past led to control issues and difficulties complying with regulatory and other requirements which you have only recently begun to address.

In response to the Staff’s comment, the Company has revised the section entitled “Risks Associated with our Business” on pages 4 and 5 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

July 28, 2011

Risk Factors, page 10

7.	Instead of using generic phrases such as “material and adverse effect” to describe the risks’ effects, as you do, for example, in “If our contract manufacturers do not respect our intellectual property and trade secrets, our business, operating results and financial condition could be materially adversely affected,” on page 20, please use more concrete and descriptive language to explain how each risk could affect the company, its business, or investors. For example, instead of saying that your “financial condition and results of operations could be materially and adversely affected” if a risk occurs, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 12, 16, 17, 18, 19, 20, 21, 24, 27, 28 and 29 of Amendment No. 1.

We rely upon a limited number of distributors, and the loss of existing, or need to add new, distributors may cause disruptions in our shipments, which may materially adversely affect our business, operating results, and financial condition., page 10

8.	Please revise to indicate the aggregate percentage of your revenues that the two distributors you reference represent. Likewise, please revise to name the two distributors. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 53, 56, 58 and 79 of Amendment No. 1.

The wireless networking markets in which we compete are highly competitive, and competitive pressures from existing and new products and solutions may have a material adverse effect on our business, revenues, growth rates and market share., page 11

9.	Your discussions in the final two paragraphs of this risk factor appear sufficiently specific as to warrant either separate risk factor disclosure, or subheadings to direct the reader to the more specific risks you discuss here. Please revise, or advise us why you believe no revisions are needed.

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

July 28, 2011

In response to the Staff’s comment, the Company has revised the above referenced risk factor on page 12 of Amendment No. 1.

We are subject to numerous U.S. export control and economic sanctions laws and a substantial majority of our sales are into countries outside of the United States., page 13

10.	Please revise your heading to indicate the percentage of your sales that take place in countries outside of the United States.

In response to the Staff’s comment, the Company has revised the above referenced risk factor on page 13 of Amendment No. 1.

11.	You disclose that the sale of certain of your products into Iran, Cuba, Syria, the Sudan and North Korea is restricted or prohibited under U.S. export control and economic sanctions laws. Please confirm to us that you do not have and have not had direct or indirect contacts with Syria, Sudan or Cuba, countries that, like Iran, are designated by the State Department as state sponsors of terrorism.

[***]

12.	You state that certain of your products are included on the Commerce Control List in the Export Administration Regulations. You also state that you cannot determine which of your products Distributor 1 sold directly or indirectly to persons in Iran. With a view to disclosure in the risk factor, please tell us whether any of the products you sold to Distributor 1 are dual-use products and, if so, the types of military uses to which they may be put.

[***]

13.	You also state that Distributor 2 sold your products into Iran. With a view to disclosure in the risk factor, please tell us the nature of your products Distributor 2 sold into Iran, whether any of those products are dual-use products and, if so, the types of military uses to which they may be put.

[***]

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

July 28, 2011

14.	Please confirm to us that you will disclose significant developments in the Department of Commerce and OFAC reviews and/or any resulting Commerce or OFAC proceedings in this filing and in your subsequent periodic reports.

On behalf of the Company, we confirm that the Company intends to disclose significant developments in the Department of Commerce and Office of Foreign Asset Control reviews in the Registration Statement, to the extent such developments occur prior to its effectiveness, and the Company’s periodic reports filed under the Securities Exchange Act of 1934, as amended, thereafter.

Our profitability may decline as we expand into new product areas., page 17

15.	Please revise your risk factor to address how adding a direct sales force or customer support personnel would affect your pricing model.

In response to the Staff’s comment, the Company has revised the above referenced risk factor on page 18 of Amendment No. 1.

We and our contract manufacturers purchase some components, subassemblies, and products from a limited number of suppliers. The loss of any of these suppliers may substantially disrupt our ability to obtain orders and fulfill sales as we design in and qualify new components., page 19

16.	Given the significance of the license agreement with Atheros to your business, please revise to provide a subheading to that part of your risk factor disclosure where you discuss its potential for termination.

In response to the Staff’s comment, the Company has revised the above referenced risk factor on page 19 of Amendment No. 1.

17.	Please revise to clarify how the Atheros contract may be terminated “for convenience” at the end of the annual contract term on September 1, 2011.

In response to the Staff’s comment, the Company has revised the above referenced risk factor on page 19 of Amendment No. 1.

18.	Please revise to indicate whether Qualcomm’s acquisition of Atheros Communications necessitates renegotiation of the license agreement, or whether Qualcomm can succeed to the obligations entered into by Atheros, including with respect to the potential for automatic extension of the term. As applicable, please similarly revise at “Manufacturing and Suppliers” at page 78.

In response to the Staff’s comment, the Company has revised the above referenced risk factor and “Manufacturing and Suppliers” on pages 19 and 80 of Amendment No. 1, respectively.

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

July 28, 2011

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively and develop and implement appropriate control systems, our business and financial performance may suffer., page 21

19.	Please revise to indicate how your rapid growth resulted in your becoming subject to a variety of regulatory and other requirements.

In response to the Staff’s comment, the Company has revised the above referenced risk factor on page 21 of Amendment No. 1.

20.	Please revise to briefly discuss the specific policies and procedures you have instituted to identify and monitor your compliance with your regulatory and other compliance obligations since the hiring of your CFO in May, 2010. Explain why these policies continue to remain “nascent.” Specify the steps the limited staff designated for this purpose will take to ensure compliance and enforcement of your new policies. Please address, among other things, whether or not e-mails from a distributor reporting sales to Iran would, subsequent to the retention of your CFO, continue to be “overlooked” as you state on page 14 that they were.

In response to the Staff’s comment, the Company has revised the above referenced risk factor on page 22 of Amendment No. 1.

Failure to comply with the United States Foreign Corrupt Practices Act and similar laws associated with our activities outside the United States could subject us to penalties and other adverse consequences., page 22

21.	Please revise to identify the specific steps you have taken to develop your infrastructure designed to identity FCPA matters and monitor compliance, and why it remains in the “early stage.” Similar to the previous comment, explain how the nascent development of this infrastructure is the result of your rapid growth.

In response to the Staff’s comment, the Company has revised the above referenced risk factor on page 23 of Amendment No. 1.

If we fail to protect our intellectual property rights adequately..., page 25

22.

Given that the substantial majority of your products are manufactured in China, please break out under a separate heading the specific risk this fact poses to preserving your intellectual property rights. Address in more robust detail how the legal regime relating to property rights differs, i.e., how it is “limited” and “more difficult to

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

July 28, 2011

enforce,” and the potential impact these differences might have on your intellectual property rights.

In response to the Staff’s comment, the Company has revised the above referenced risk factor on page 26 of Amendment No. 1.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies..., page 31

23.	Please revise, if possible, to provide an estimate of the costs associated with your becoming a public company.

In response to the Staff’s comment, the Company has revised the above referenced risk factor on page 31 of Amendment No. 1.

Selected Consolidated Financial Data, page 39

24.	We note that you accrued a preferred stock dividend and an accretion cost of preferred stock for the year ended June 30, 2010. We note that the stock was issued on March 2, 2010. Tell us why you have not accrued any of these costs in the nine months ended March 31, 2010.

The Company respectfully advises the Staff that for the nine months ended March 31, 2010, the Company had accrued $329,000 in preferred stock dividends and $23,000 in accretion costs of preferred stock. The Company had erroneously excluded these amounts and their effect on earnings per share for the nine months ended March 31, 2010. The Company has revised Amendment No. 1 pages 7, 40, 41, F-4 and F-17 to reflect the corrected data.

25.	Please revise the disclosure of non-GAAP financial measures at page 41 to address the following items:

•	Include a schedule that reconciles the financial measure of non-GAAP operating expense as a percentage of total revenue to the measure calculated on a GAAP basis.

In response to the Staff’s comment, the Company has included a schedule on page 43 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

July 28, 2011

•	Revise title of your “non-GAAP net income” measure to use a label that more clearly describes the adjustments and how this measure differs from net income.

In response to the Staff’s comments, the Company has revised its disclosure on pages 8 and 42 of Amendment No. 1.

•	Please expand the disclosure to more clearly explain why you believe the exclusion of stock compensation expense provides a “more accurate depiction of [y]our actual operating results.”

In response to the Staff’s comments, the Company has revised the language referenced above on pages 8, 9, 42 and 43 of Amendment No. 1.

Stock-based compensation, page 47

26.	Expand the disclosure of the methodology used to estimate the fair value of common stock to include a table showing the number of stock options granted during each quarter for the latest fiscal year and subsequent interim period, the estimated fair value of common stock at the grant date and the fair value of the options. We may have additional comments when you disclose the anticipated offering price.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of Amendment No. 1.

27.	Disclose how you use the results of the valuations under each of the three methods described at page 48 to arrive at the estimated fair value of the company.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

July 28, 2011

Provisions for Income Taxes, page 56

28.	Please provide us with more details of the changes in your effective tax rate. Expand on your disclosure that the lower rate was a result of higher income in lower tax jurisdictions. With a view toward expanded disclosure, also tell us the reason for the large tax charge related to stock-based compensation in 2010 as disclosed in your effective tax rate reconciliation in Note 11 on page F-28. Further tell us why the provision for income taxes changed significantly from 2009 to 2010 for both domestic and international components on page F-27.

In response to the Staff’s comment, the Company has revised the above disclosure on pages 55, 58 and F-28 of Amendment No. 1.

Revenues by Geography, page 57

29.	Please include the details of the sales to Europe, Middle East, and Africa by each individual country or region.

The Company respectfully advises the Staff that internally management uses “EMEA” to review the Company’s business and thus feels that it is the appropriate metric to report in its financials.

Business, page 66

30.	Please include the disclosure required by Item 101(a) of Regulation S-K regarding the business history for the past 5 years of the company and its subsidiaries and predecessors.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of Amendment No. 1.

31.	Please revise to include comprehensive disclosure concerning the laws and regulations, both foreign and domestic, to which the company’s business is subject.

In response to the Staff’s comment, the Company has inserted disclosure on page 83 of Amendment No. 1.

Product Support, page 67

32.	Please revise to briefly explain why the engaged members of the Ubiquiti Community provides a “self-sustaining” mechanism for rapid product support and dissemination of information.

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

July 28, 2011

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 1.

Our Solution, page 69

33.	Please expand the final paragraph on page 70 to explain in what sense your unique business model provides you with a sustainable competitive advantage over incumbents.

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 1.

Network Operator and Service Provider Case Study, page 72

34.	Please revise to briefly explain the technical terms you employ in explaining your diagram, such that they are more readily understood by your reader. Terms needing brief contextualization include “point to point” and “point to multipoint connectivity,” as well as “backhaul” “ISP,” and CPE.”

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of Amendment No. 1.

Products, page 74

35.	Please revise to explain how you will “leverage [y]our technology” to enter adjacent markets with products and solutions for enterprise WLAN, video surveillance, SCADA, and wireless backhaul.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of Amendment No. 1.

Sales and Distribution, page 77

36.	Your reference to your “extensive network of distributors” appears to vary with risk factor disclosure at page 10 that discusses risks attendant upon your “limited number of distributors.” Please revise to address the apparent discrepancy.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

July 28, 2011

Competition, page 79

37.	Please revise, to the extent know or reasonably available, to identify your competitive position within your industry. Please see Item 101(c)(x) or Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of Amendment No. 1.

Executive Compensation, page 89

Base Salaries, page 89

38.	Please revise to identify the specific factors considered when setting the base salaries for the named executive officers in 2010. Explain how each person’s skill sets, experience, responsibilities and contributions figured into the calculation of each named executive officer’s base pay for that year, as well as how market conditions, geographic considerations, competitive market data and other factors factored into the decision.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1.

Weighting of Compensation Components, page 90

39.	We note that your board of directors, and subsequently your compensation committee, reviewed “competitive market data” when setting each executive’s total compensation. Please disclose how the board, or compensation committee, used this data, and how compensation elsewhere in the industry compared to your compensation levels.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of Amendment No. 1.

Note 7 Commitments and Contingencies

Export Compliance Matters, page F-20

40.	Disclose the amount or range of reasonably possible losses in excess of the amount of accrued expense of $1.6 million for the export compliance matter, as required by ASC 450. If you conclude that you cannot estimate an amount or range of reasonably possible losses, please disclose this. In addition, in your response provide an explanation of the procedures you undertook at the end of fiscal 2010 and the subsequent interim period to develop a range of reasonably possible loss for disclosure.

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

July 28, 2011

In response to the Staff’s comment, the Company supplementally advises the Staff that it has considered the provisions of Accounting Standards Codification 450 - Contingencies (“ASC 450”) with respect to its potential losses, fines or penalties payments and associated legal fees and expenses in connection with one or more of the pending export control and OFAC matters. The Company recorded an expense of $1.6 million for the loss related to this export compliance matter in fiscal 2010 which we believe is both probable and estimable. However, the Company also believes that it is reasonably possible that the loss may be higher, but the Company cannot reasonably estimate the range of any further potential losses. The Company has continued to assess known and available data to date, however, no further specific information has come to the Company’s attention and as such the Company cannot estimate any further range of possible losses. In response to the Staff’s comment, the Company has revised the disclosure on page Note 7 to the Consolidated Financial Statements on page F-21 of Amendment No. 1 to explain its methodology for determining its provisions for losses and the related reserves.

Part II

Exhibits

41.	We note that you intend to file a Confidential Treatment Request with respect to Exhibits 10.12 and 10.13. Please note that any comments we may have regarding your request will be sent under separate cover.

The Company understands the Staff’s position and will respond to the Staff’s comments regarding its requests for confidential treatment under separate cover once it has received such comments.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

July 28, 2011

Other Matters

Amendment No. 1 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 1 for reasons other than (i) in response to a specific Staff comment; (ii) as noted in this response letter; (iii) to update stock and stock-related data to July 25, 2011; and (iv) to provided disclosure regarding the repurchase of shares of the Company’s preferred stock from one of its stockholders.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Robert P. Latta (650-320-4646; rlatta@wsgr.com) of this office or me (650-320-4509; jreigel@wsgr.com). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/s/ Julia Reigel

Julia Reigel

Enclosures

cc:	Robert J. Pera, Ubiquiti Networks, Inc.

John Ritchie, Ubiquiti Networks, Inc.

Steven J. Hanley, Esq., Ubiquiti Networks, Inc.

Robert P. Latta, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

Joseph K. Wyatt, Esq., Wilmer Cutler Pickering Hale and Dorr LLP